                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                               Actuant Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $0.20 per share
                         (Title of Class of Securities)

                                    00508X104
                                 (CUSIP Number)

                                  Jerome Lande
                     c/o Millbrook Capital Management, Inc.
                                  26 Wing Road
                            Millbrook, New York 12545

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 30, 2001
             (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

             NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00508x104                  13D
          ---------


- ------- ------------------------------------------------------------------------
  1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MMI Investments II-A, L.P.
         I.R.S. Identification No.: 141810589

- ------- ------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                   (a) /_/
                                                                   (b) /X/
- ------- ------------------------------------------------------------------------
  3      SEC USE ONLY


- ------- ------------------------------------------------------------------------
  4      SOURCE OF FUNDS (SEE Instructions)

            WC, OO

- ------- ------------------------------------------------------------------------
  5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)  /_/

- ------- ------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

- --------------------- ----- ----------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
       SHARES
                               924,400
                      ----- ----------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER
      OWNED BY

                      ----- ----------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER
     REPORTING
                                924,400

                      ----- ----------------------------------------------------
       PERSON          10     SHARED DISPOSITIVE POWER
        WITH

- ------- ------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            924,400

- ------- ------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   /_/

- ------- ------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.7%

- ------- ------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE Instructions)

           PN

- --------------------------------------------------------------------------------
                                            *SEE ITEM 5 OF TEXT BELOW.

CUSIP No. 00508x104                  13D
          ---------


- ------- ------------------------------------------------------------------------
  1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            MCM Management, LLC
            I.R.S. Identification No.: 14-1814578

- ------- ------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE Instructions)
                                                               (a) /_/
                                                               (b) /X/
- ------- ------------------------------------------------------------------------
  3      SEC USE ONLY


- ------- ------------------------------------------------------------------------
  4      SOURCE OF FUNDS (SEE Instructions)

            AF

- ------- ------------------------------------------------------------------------
  5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)   /_/

- ------- ------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

- --------------------- ----- ----------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
      SHARES

                      ----- ----------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER
      OWNED BY
                                924,400
                      ----- ----------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER
      REPORTING

                      ----- ----------------------------------------------------
       PERSON          10     SHARED DISPOSITIVE POWER
        WITH
                                924,400

- ------- ------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            924,400

- ------- ------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   /_/

- ------- ------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.7%

- ------- ------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE Instructions)

           OO

- --------------------------------------------------------------------------------

This Amendment No. 2 (this "Second Amendment") relates to a Statement on
Schedule 13D originally filed on March 8, 2001, as amended by Amendment No. 1 thereafter filed on March 29, 2001, relating to the Class A Common Stock, par value $0.20 per share (the "Common Stock"), of Actuant Corporation, a Wisconsin corporation (as so amended, the "Statement"). This Second Amendment amends and supplements the Statement and should be read in conjunction therewith. Capitalized terms used but otherwise not defined herein have the meanings ascribed to them in the Statement.

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         The total cost (including brokerage commission) of the 924,400 shares of Common Stock purchased by MMI Investments was $14,998,479.76. MMI Investments used available cash and the proceeds of approximately $8,336,029.04 principal amount of margin loans to purchase such shares. These margin loans were obtained from Bear, Stearns & Co. Inc. under customary terms and conditions.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

         (a)-(b) Based on approximately 7,928,500 shares of Common Stock outstanding as of December 29, 2000 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended November 30, 2000 and adjusted for the five-for-one reverse stock split effective on January 25, 2001), the 924,400 shares of Common Stock owned by MMI Investments represents approximately 11.7% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such shares on the date of this Second Amendment.

         By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer owned by MMI Investments and to have shared power over the voting and disposition of such shares. Except for the shares of Common Stock owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I annexed hereto owns any Common Stock of the Issuer or have any right to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

         (c) Except for the open market purchases of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock since the filing of Amendment No. 1 by MMI Investments, MCM or, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I annexed hereto.

         (d) No other person other than MMI Investments is known to MMI Investments and MCM to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the shares of Common Stock referred to in item 5(a) above.

         (e)      Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 2, 2001

                                     MMI INVESTMENTS II-A, L.P.
                                     By:   Millbrook Capital Management, Inc.
                                           Manager



                                     By:   /s/ Clay B. Lifflander
                                           ----------------------------------
                                           President


                                     MCM MANAGEMENT, LLC



                                     By:   /s/ Clay B. Lifflander
                                           ----------------------------------
                                           President

Schedule II of the Statement is hereby supplemented as follows:


                                   SCHEDULE II

                    OPEN MARKET PURCHASES BY MMI INVESTMENTS
                        SINCE FILING OF AMENDMENT NO. 1


            Date               Number of Shares           Price/Share
            ----                ----------------            -----------
            3/29/01                      900                $ 15.46
            3/30/01                  233,200                $ 16.25
